

December 22, 2010

Drew Hall
President
Bassline Productions, Inc.
3319 Reynard Way
San Diego, CA 92103

> **Re:** **Bassline Productions, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 8, 2010**
> **File No. 333-169790**

Dear Mr. Hall:

We have reviewed your responses to the comments in our letter dated November 2, 2010 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

General

1. Your financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

2. Please provide a currently dated consent from the independent public accountant in any future amendments to the Form S-1 registration statement.

Registration Statement Cover Page

3. We note your response to our prior comment 3 and reissue in part. Please revise to move the prospectus "Subject to Completion" legend to the prospectus cover page. We refer you to the last paragraph on the registration statement cover page.

Prospectus Summary, page 1

4. We note your response to our prior comment 8 and reissue in part. We note that your auditor has issued a going concern opinion and that following this offering you will be required to raise additional capital to cover the costs associated with your plan of operations. Please revise to quantify the amounts needed to implement your plan of operations as detailed on pages 20-21 and 39-40. Please also revise the eighth risk factor on page 7 accordingly.

5. Please revise to quantify your monthly burn rate after you have commenced the offering and become a reporting company rather than quantifying your current burn rate. Please include, in that regard, the costs of being a reporting company along with your other anticipated expenditures.

Risk Factors, page 5

The anticipated costs of being a public company, page 8

6. We note your disclosure that costs for this offering, as seen in the Use of Proceeds section, totals about $45,000. Please reconcile such statement with your disclosure in the Other Expenses of Issuance and Distribution section in Part II of the registration statement that details total offering costs and expenses of $19,800. Please also revise to quantify the anticipated costs of being a public company on a going forward basis (such as accounting and legal fees related to SEC reporting) as compared to your limited amount of available funds.

Use of Proceeds, page 12

7. Item 504 of Regulation S-K requires you to state the principal purposes for which the net proceeds of the offering are intended to be used. Your disclosure, however, does not deduct the legal expenses of the offering from the gross proceeds. Please revise accordingly.

8. We note that you have allocated $8,000 of the net proceeds to accounting fees related to SEC reporting. Please confirm whether you anticipate any legal fees related to SEC reporting and, if applicable, revise accordingly.

9. We note your disclosure on page 21 that you anticipate repaying the E. Venture Resources, Inc. grid note with Stage III financing. We also note that the E. Venture Resources, Inc. grid note is payable on demand. Please confirm your expectations that repayment of the grid note will not be from the amounts allocated to working capital in the Use of Proceeds table. If repayment is reasonably possible, please revise the working capital footnote to acknowledge such possibility. Alternatively, please revise the second risk factor on page 8 to discuss your anticipated repayment timing of the grid note and any associated risks and also revise your Liquidity and Capital Resources section on page 40 accordingly.

Dilution, page 13

10. We note your response to our prior comment 18 and reissue in part. Please revise the table to ensure that individual amounts, specifically the Original Stockholders and Public Stockholders percentages in the "Total Consideration Percent" column, are correct.

Description of Business, page 20

Business Development Summary, page 20

11. We note in the third paragraph discussing Stage I that you only reference the first grid note of $15,625. Please revise to discuss uses or anticipated uses of the second grid note of $10,500 and, if applicable, the anticipated uses of the remaining balance of the E. Venture Resources, Inc. grid note.

12. We note your response to our prior comment 20 and reissue in part. We note your disclosure in the seventh paragraph regarding expenditures to date. Please reconcile the disclosed amount remaining available under the E. Venture Resources, Inc. grid note of $79,600 with the aggregate amount of outstanding loans of $26,125 and the $100,000 credit limit.

Development of Business Plan, page 27

13. We note your disclosure in the third paragraph that you intend to have an enhanced working website by the end of the first quarter of 2011. Please revise to clarify, here and in the last paragraph of the "Summary of any business development we will perform for the term of the plan" section on page 38, that your goal is to have a fully functioning site by the end of the final quarter of 2011.

Management's Discussion and Analysis of Financial Condition, page 33

14. We note your response to our prior comment 23 and reissue in part. We note your disclosure on page 36 that you do not anticipate that website advertising will be a significant revenue generator. Please reconcile such disclosure with the Timing of Revenue Generation, Availability of Our Web Services, and Costs of Implementation of Our Web Services sections which predominately focus on website advertising and advertising revenues and not your strategy to derive revenue from fees and commissions charged for travel management and production services to educational institutions and semi-professional entertainment groups.

Milestones, page 39

15. Please revise and reconcile the enumerated goals, associated funding amounts, and Stage I, II and III disclosure with the disclosure in the Business Development Summary section on pages 20-21. Your current disclosure in these sections is inconsistent.

Liquidity and Capital Resources, page 40

16. Please revise the fifth paragraph to clarify the terms of the E. Venture Resources, Inc. grid note and specifically the total amount available of $100,000, the total principal amount outstanding of $26,125 as of November 15, 2010, the base interest rate of 6% per annum, the default rate of 10% per annum, the final payment date of November 15, 2013, the "on demand" nature of the grid note, and what constitutes an event of default under the grid note and resulting remedies available to the note holder. Please also revise the Prospectus Summary section on page 1 and the second risk factor on page 8 accordingly.

17. We note your disclosure on page 21 that you anticipate repaying the E. Venture Resources, Inc. grid note with Stage III financing. Please revise to discuss the "on demand" nature of the grid note, the anticipated Stage III financing source for repaying the grid note, the anticipated timing of any repayment, and the impact on the company if the funding cannot be obtained.

Certain Relationships and Related Party Transactions, page 42

18. We note your revised disclosure regarding the E. Venture Resources, Inc. grid note. Please confirm whether or not E. Venture Resources, Inc. is a related person. If E. Venture Resources, Inc. is a related person, revise to provide the information required by Item 404(a) of Regulation S-K.

Audited Financial Statements

19. We note that on November 15, 2010, you executed a line of credit in the form of a grid note, payable to E. Venture Resources, Inc. for $26,125 with a 6% interest per year note, for a total amount not to exceed $100,000. The accumulated balance will be due on or before November 15, 2013. Please add a Subsequent Events footnote to your financial statements to disclose the nature and significant terms of this borrowing arrangement.

Undertakings, Part II

20. We note your response to our prior comment 29 and reissue in part. We note that you have included certain undertakings which are not applicable to this offering and omitted certain undertakings which are applicable to this offering. Please add to Section A the undertaking required by Item 512(a)(5)(ii) of Regulation S-K. Please also renumber Section A due the insertion of the missing undertaking and the fact that the last two sub-provisions do not use the same numbering scheme. Please also delete Section C in its entirety.

Exhibit 5, Opinion of the Stoecklein Law Group

21. We note your response to our prior comment 32 and reissue. Please revise the final paragraph of your opinion to clearly consent to being named in the registration statement. In this regard, we note the section of the prospectus in which you are named is titled "Interests of Named Experts and Counsel" and not "Legal Matters."

You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at (202) 551-3680 or me at (202) 551-3469 with any other questions.

Sincerely,

Justin Dobbie
Special Counsel

cc: Don Stoecklein
   Stoecklein Law Group
   Fax: (619) 704-1325